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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                          Transnational Re Corporation
                         _______________________________

                                (Name of Issuer)

                              Class A Common Stock
                         _______________________________

                         (Title of Class of Securities)

                                    893779108
                         _______________________________

                                 (CUSIP Number)

                                Sanford M. Kimmel
                                PXRE Corporation

             399 Thornall Street, Fourteenth Floor, Edison, NJ 08837
                                 (908) 906-8100
                         _______________________________

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 11, 1996
                         _______________________________

                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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 CUSIP NO.          893779108        13D               PAGE  2     OF  7  PAGES

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION   NO. OF ABOVE  PERSON

          PXRE Corporation (06-1183996)

2         CHECK THE APPROPRIATE  BOX IF A  MEMBER OF A GROUP*          (a)  [ ]
                                                                       (b)  [ ]

3         SEC USE ONLY

4         SOURCE OF FUNDS*

            PF, OO

5         CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or (e)                                              [ ]


6         CITIZENSHIP  OR PLACE OF ORGANIZATION

          Delaware

    NUMBER OF            7      SOLE VOTING  POWER

     SHARES                      N/A

  BENEFICIALLY           8       SHARED VOTING  POWER

    OWNED BY             9       SOLE DISPOSITIVE  POWER

      EACH                        N/A

    REPORTING            10      SHARED DISPOSITIVE  POWER

     PERSON

      WITH

11        AGGREGATE  AMOUNT  BENEFICIALLY   OWNED BY EACH  REPORTING PERSON
                       N/A

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13        PERCENT OF CLASS REPRESENTED BY AMOUNT  IN ROW (11)
                       N/A

14        TYPE OF REPORTING PERSON*
                       HC, CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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 CUSIP NO.          893779108            13D             PAGE 3    OF  7  PAGES

     The statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on November 12, 1993 by PXRE Corporation ("PXRE"), formerly known as Phoenix Re Corporation, was amended and restated by Amendment No. 1 to the Schedule 13D ("Amendment No. 1") filed with the Commission on May 10, 1996. Amendment No. 1 was amended by Amendment No. 2 to the Schedule 13D ("Amendment No. 2") filed with the Commission on August 22, 1996, and is hereby further amended by this Amendment No. 3 to the
Schedule 13D. Unless otherwise indicated, all capitalized terms used herein have the meanings ascribed to them in Amendment No. 2 to the Schedule 13D.

Item 4. Purpose of the Transaction

        Item 4 is hereby amended and supplemented by the following information:

        On December 9, 1996, the Merger Agreement between the Company and PXRE was approved and adopted at both a Special Meeting of Stockholders of the Company and a Special Meeting of Stockholders of PXRE.

        On December 11, 1996, the Merger contemplated by the Merger Agreement was completed. As a result of the Merger, the Company has ceased to exist and PXRE will continue as the surviving corporation. In addition, the Company's reinsurance subsidiary, Transnational Reinsurance Company, has become a subsidiary of PXRE Reinsurance Company, the reinsurance underwriting subsidiary of PXRE. Pursuant to the Merger Agreement, each share of Common Stock of the Company has been canceled, and holders of Common Stock of the Company have the right to exchange each such share for 1.0575 shares of PXRE common stock and cash in lieu of fractional shares.

        As a result of the Merger, the shares of Class A Common Stock of the Company have ceased to be quoted on NASDAQ in accordance with NASDAQ rules. In addition, such shares, as a class of securities, are eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended. The Company has filed a Form 15 with the Commission requesting such termination.

        Except as set forth above, and except as described in the related press release issued by PXRE on December 11, 1996, attached hereto as Exhibit 9 and incorporated herein by reference, PXRE presently has no plans or proposals with respect to any matter set forth in Items 4(a) through 4(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

        Item 5(c) is hereby amended and supplemented by the following information:

        (c) The information contained in Item 4 of this Amendment No. 3 to the
Schedule 13D is incorporated herein by reference. Except as described in this
Item 5, PXRE has not effected any transactions in shares of Common Stock of the Company during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        Item 6 is hereby amended and supplemented by the following information:

        As a result of the Merger, the Registration Rights Agreement between the Company and PXRE Reinsurance, dated November 8, 1993, has terminated.

        The information contained in Item 4 of this Amendment No. 3 to the
Schedule 13D is incorporated herein by reference. Except as described in this
Item 6, PXRE has no contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Company.


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 CUSIP NO.          893779108           13D              PAGE  4   OF  7  PAGES

Item 7. Material to be Filed as Exhibits

Exhibit 9 -Press Release of PXRE Corporation, dated December 11, 1996.


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 CUSIP NO.          893779108             13D           PAGE  5    OF   7  PAGES

                                    SIGNATURE

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned, by its duly authorized officer, certifies that the information set forth in this statement is true, complete and correct.

                                         PXRE CORPORATION


Date: December 11, 1996                  By:  /s/ Gerald L. Radke
                                              --------------------------------
                                              Gerald L. Radke
                                              Chairman of the Board, President
                                              and Chief Executive Officer



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 CUSIP NO.         893779108           13D             PAGE  6    OF   7  PAGES


                                  EXHIBIT INDEX

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EXHIBIT       DESCRIPTION                            SEQUENTIALLY NUMBERED PAGE
-------       -----------                            --------------------------
  9            Press Release of PXRE Corporation,                    7
               dated December 11, 1996



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